UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated September 15, 2020 titled “Arcos Dorados Announces Exchange Offer”

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: September 15, 2020

Item 1

FOR IMMEDIATE RELEASE

Arcos Dorados Announces Exchange Offer

Montevideo, Uruguay, September 15, 2020 – Arcos Dorados Holdings Inc. (the “Company”) (NYSE: ARCO) announced today that it has commenced an offer to exchange any and all of the Company’s outstanding 6.625% Senior Notes due 2023 (CUSIP/ISIN Nos. G0457FAD9 and USG0457FAD99 (Reg S) and CUSIP/ISIN Nos. 03965UAB6 and US03965UAB61 (144A)) (the “2023 Existing Notes”) held by Eligible Holders (as defined below) for the Company’s newly issued US dollar-denominated for 5.875% notes due 2027 (the “New Notes”) (the “Exchange Offer”). The New Notes will be senior unsecured indebtedness and will rank equal in right of payment with all of the Company’s and the subsidiary guarantors’ existing and future senior unsecured indebtedness. The New Notes constitute an additional issuance of the Company’s previously issued U$415,000,000 aggregate principal amount of 5.875% Notes due 2027. The purpose of the Exchange Offer is to extend the maturity profile of the Company’s debt.

Exchange Offer Deadline

The Exchange Offer will expire at 11:59 PM, New York City time, on October 13, 2020, unless extended (such time and date, as the same may be extended, the “Expiration Date”). Eligible Holders who validly tender 2023 Existing Notes for exchange by 5:00 PM, New York City time, on September 28, 2020, unless extended (such time and date, as the same may be extended, the “Early Participation Date”), will receive the Total Exchange Price (as described below). Eligible Holders who validly tender 2023 Existing Notes for exchange after the Early Participation Date, but on or prior to the Expiration Date, will receive the Exchange Price (as described below). 2023 Existing Notes tendered in the Exchange Offer may be withdrawn prior to 5:00 PM, New York City time, on September 28, 2020 (such time and date, as the same may be extended).

Exchange Offer Consideration

The following table summarizes the applicable consideration payable in the Exchange Offer for 2023 Existing Notes validly tendered (and not validly withdrawn) and accepted by the Company:

					New Notes to be Issued per U.S.$1,000 Principal Amount of 2023 Existing Notes Tendered(1)
CUSIP/ISIN of 2023 Existing Notes	Coupon of 2023 Existing Notes	Maturity Date of 2023 Existing Notes	Aggregate Principal Amount Outstanding	Title of New Notes to be Issued	Total Exchange Price if Tendered Prior to or on the Early Participation Date (the “Total Exchange Price”)	Exchange Price if Tendered After the Early Participation Date (the “Exchange Price”)
03965UAB6 / US03965UAB61 (Rule 144A)	6.625%	09/27/2023	U.S$348,069,000	5.875% Senior Notes due 2027	U.S.$1,055.00	U.S.$1,005.00
G0457FAD9 / USG0457FAD99 (Reg. S)

The Exchange Price is an amount equal to the Total Exchange Price less the Early Participation Payment. The “Early Participation Payment” is equal to US$50.00 and is payable in New Notes. Cash in lieu of any fractional portion less than US$1,000.00 principal amount of a New Note issued due to rounding will be paid on the settlement date based on the Total Exchange Price or the Exchange Price, as the case may be.

Eligible Holders of 2023 Existing Notes properly tendered in the Exchange Offer (and not validly withdrawn) will be entitled to receive a cash payment equal to the accrued and unpaid interest on their 2023 Existing Notes accepted for exchange from the last applicable interest payment date up to but excluding the settlement date, less the accrued and unpaid interest on the New Notes from October 4, 2020 to the settlement date.

Further Information

The Exchange Offer is being made only to holders of 2023 Existing Notes who have properly completed, executed and delivered to the information and exchange agent an eligibility letter, whereby such holder has represented to the Company that it is (i) a “qualified institutional buyer,” or “QIB,” as defined in Rule 144A under the Securities Act and under applicable state securities laws; or (ii) a “non-US Person” (as defined in Regulation S under the Securities Act) (the “Eligible Holders”).

Promptly following the Expiration Date, the Company will accept for exchange for the New Notes any and all validly tendered 2023 Existing Notes not previously withdrawn, subject to the terms and conditions of the Exchange Offer.

The New Notes have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The New Notes are being issued only to Eligible Holders.

Global Bondholder Services Corporation has been appointed as the information and exchange agent for the Exchange Offer. Holders may contact the information and exchange agent to request the eligibility letter. Banks and brokers call: 212-430-3774. All others call toll free: (866) 470-3900. Email: contact@gbsc-usa.com. Alternatively, the Eligible Holders may execute the eligibility letter online at the following link: https://gbsc-usa.com/eligibility/arco

This press release is not an offer to sell or a solicitation of an offer to buy any security. The Exchange Offer is being made solely by the Exchange Offer Memorandum and only to such persons and in such jurisdictions as are permitted under applicable law.

*****

Investor Relations Contact

Daniel Schleiniger

Vice President of Investor Relations

daniel.schleiniger@ar.mcd.com

T: +54 11 4711 2535

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,200 restaurants, operated by the Company or by its sub-franchisees, that together employ over 100 thousand people (as of 06/30/2020). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Scale for Good to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO).

Cautionary Statement About Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Exchange Offer. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados’ business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados’ expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Arcos Dorados’ filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

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